EXHIBIT 99.1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AMERICAS GOLD AND SILVER CORPORATION

(Exact name of registrant as specified in its charter)

Canada	001-37982	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

145 King Street West, Suite 2870 Toronto Ontario, Canada	M5H 1J8
(Address of principal executive offices)	(Zip Code)

Darren Blasutti

(416) 848-9503

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ______________.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

1

SECTION 1 – Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Americas Gold and Silver Corporation (the “Company”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2023 to satisfy the requirements of Item 2.01. The Company’s ESTMA report is available on the Company’s website at https://americas-gold.com/site/assets/files/5874/estma_2023.pdf or on the Government of Canada’s website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198. The payment disclosure required by Form SD is included as Exhibit 99.2 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

99.2	Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2023

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

AMERICAS GOLD AND SILVER CORPORATION

By:	//Darren Blasutti	September 20, 2024
	Darren Blasutti	(Date)
President and Chief Executive Officer

3